

October 31, 2012

Via E-mail
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director
Semiconductor Manufacturing International Corporation
18 Zhangjiang Road
Pudong New Area
Shanghai, China 201203

      Re: **Semiconductor Manufacturing International Corporation**
                Form 20-F for the Fiscal Year Ended December 31, 2011
                Filed April 27, 2012
                File No. 1-31994

Dear Dr. Chiu:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Consolidated Balance Sheets, page F-6

1.   Please refer to prior comment 1 from our letter dated July 10, 2007 and your response in your letter dated August 8, 2007. Contrary to your response, we note that you continue to present two measures, "Net current liabilities" and "Total assets less current liabilities" on the face of this statement. This presentation is not consistent with the requirements of Article 5 of Regulation S-X. Please remove the measures in all future filings. You may present the measures in a note to the financial statements or in the five year selected financial data table required by Item 301 of Regulation S-K.

-Consolidated Statement of Cash Flows, page F-8

2.   We note that you recognized $19 million for the forgiveness of payables during fiscal 2011. Please explain to us the nature of the original liabilities that you were obligated to pay and why you believe these liabilities has been extinguished. Refer to the guidance in Topic 405-20 of the FASB Accounting Standards Codification. Cite the accounting literature relied upon and how you applied it to your situation.

Notes to the Consolidated Financial Statements, page F-10

Note 2 – Summary of Significant Accounting Policies, page F-10

3.   We note your disclosure here that you consolidate "majority owned subsidiaries and its consolidated affiliate." Please tell us how you are accounting for the entities outlined on pages 67-69. Cite the accounting literature relied upon and how you applied it your situation. Within your response, please clarify what you mean by 100% attributable equity interest held. Refer to the guidance in Topic 810 of the FASB Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Tara Harkins, Reviewing Accountant, at (202) 551-3639 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief